                                  DECHERT LLP
                                1775 I STREET, NW
                              WASHINGTON, DC 20006



VIA EDGAR CORRESPONDENCE

January 14, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Munder Series Trust, on behalf of the Munder Small Company Growth Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-102943

Dear Mr. Sandoe:

         We are writing on behalf of the Munder Series Trust ("Registrant") in response to comments you provided telephonically to Erin Wagner of this office on Wednesday, January 12, 2004, with respect to a proxy statement/prospectus filed on Form N-14 for the Registrant ("Proxy Statement"). The Proxy Statement relates to the proposed reorganization of the Munder Small Company Growth Fund ("Small Company Fund") with and into the Munder Micro-Cap Equity Fund ("Micro-Cap Fund"), each a series of the Registrant.

         Summaries of the comments, and our responses thereto, are provided below.

1. COMMENT: In reliance on Item 14 of Form N-14, Registrant has not provided pro forma financial statements. Please revise the capitalization table in the Proxy Statement as of a date within 30 days of the filing date of the Proxy Statement with the Securities and Exchange Commission ("SEC") that indicates the asset levels of the Funds satisfy the conditions of Item 14.

         RESPONSE: The capitalization table in the proxy Statement has been revised in accordance with this comment.

2. COMMENT: On pp. 12-13 of the Proxy Statement, Registrant refers to "we." Please clarify to whom this refers.

         RESPONSE: Registrant has revised the language to clarify that "we" refers to the management of the Funds.

3. COMMENT: On page 13 of the Proxy Statement, Registrant references the "better absolute performance" of the Micro-Cap Fund. Please define what this terms means.

         RESPONSE: The disclosure in the Proxy Statement has been revised to clarify what "better absolute performance" means.

4. COMMENT: On page 14 of the Proxy Statement, Registrant states that if shareholders of the Small Company Fund do not approve the reorganization, the Fund will be liquidated. Please confirm supplementally that no separate shareholder approval is required in order to liquidate the Fund.

         RESPONSE: Pursuant to the Registrant's Declaration of Trust and By-Laws, shareholder approval is not required to liquidate the Small Company Fund provided that the Board of Trustees of the Trust approves the liquidation of the Fund.

5. COMMENT: On page 23 of the Proxy Statement, Registrant states that the pro forma fee and expense numbers of the combined Micro-Cap Fund have been estimated in good faith. Please delete reference to "in good faith."

         RESPONSE: The disclosure has been revised to comply with the comment.

6. COMMENT: Please revise the fee and expense tables, and corresponding introductory language to the fee and expense tables, so that all information in the fee and expense tables is as of the same date, June 30, 2004.

         RESPONSE: The disclosure has been revised to comply with this comment. As we discussed, the information in the fee and expense table has been revised so that the fees and expenses in all three columns are as of June 30, 2004, restated to reflect certain adjustments in the Funds' fees and expenses due to contractual changes in the administration and transfer agency fees, and, in the case of the columns for the Small Company Fund and the combined Funds, the asset levels as of October 31, 2004. In addition, in the case of the pro forma column for the combined Fund, the information in the fee and expense table also reflects any expected savings that may occur as a result of the Reorganization.

7. COMMENT: On page 30 of the Proxy Statement, please add disclosure under the section entitled "Purchase and Redemption Procedures" stating that the minimum investment requirements of the Small Company Fund are the same as those of the Micro-Cap Fund.

         RESPONSE: The disclosure has been revised to comply with the comment.

8. COMMENT: On page 31 of the Proxy Statement, please add disclosure under the section entitled "Risk Factors" that indicates that the Micro-Cap Fund is more susceptible to the small company risk described in that paragraph than the Small Company Fund.

         RESPONSE: The disclosure has been revised to comply with the comment.

9. COMMENT: Please add the disclosure required by Item 6(e) of Form N-1A regarding frequent purchases and redemptions (i.e., market timing) of Fund shares.

         RESPONSE: The disclosure has been revised to comply with the comment.

10. COMMENT: On page 76 of the Proxy Statement, in order for the disclosure to be consistent with Section 22(e) of the Investment Company Act of 1940, please delete the reference to "business" in the parenthetical regarding payment of redemption proceeds.

         RESPONSE: The disclosure has been revised to comply with the comment.


                                      * * *

You requested that the Registrant make certain representations concerning the Proxy Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of the matters discussed with Erin Wagner on January 12, 2005. Please do not hesitate to contact the undersigned at (202) 261-3302 or Erin Wagner at (202) 261-3317 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Jane A. Kanter

                                            Jane A. Kanter


 cc:  Stephen J. Shenkenberg, Esq.
      Thomas Lemke, Esq.

EXHIBIT


                            [MUNDER FUNDS LETTERHEAD]


VIA EDGAR CORRESPONDENCE

January 14, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Munder Series Trust, on behalf of the Munder Small Company Growth Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-102943

Dear Mr. Sandoe:

In connection with a response being made on behalf of the Munder Series Trust ("Registrant") to comments you provided with respect to a proxy statement/prospectus filed on Form N-14 for the Registrant on December 12, 2004 ("Proxy Statement"), the Registrant hereby acknowledges that:

   - the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

   - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

   - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 12, 2005. Please do not hesitate to contact the undersigned at (248) 647-9201 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Stephen J. Shenkenberg

                                            Stephen J. Shenkenberg


 cc:     Jane A. Kanter, Esq.
         Thomas Lemke, Esq.

                                 PROPOSAL NO. 1

                         APPROVAL OF THE AGREEMENT AND
                             PLAN OF REORGANIZATION

                          COMMON QUESTIONS AND ANSWERS
                       ABOUT THE PROPOSED REORGANIZATION

Q.  HOW WILL THE REORGANIZATION AFFECT ME?

A. The assets of the Small Company Fund will be combined with those of the Micro-Cap Fund and you will become a shareholder of the Micro-Cap Fund. Following the Reorganization, you will receive shares of the Micro-Cap Fund that are equal in value to the shares of the Small Company Fund that you held immediately prior to the closing of the Reorganization. (Shareholders of Class A shares, Class B shares, Class C shares, Class K shares and Class Y shares of the Small Company Fund will receive Class A shares, Class B shares, Class C shares, Class K shares and Class Y shares, respectively, of the Micro-Cap Fund.) The Reorganization has been structured as a tax-free reorganization for federal income tax purposes so shareholders will not recognize any taxable gain or loss as a result of the Reorganization.

Q.  WHY IS THE REORGANIZATION BEING RECOMMENDED?

A. The primary purposes of the proposed Reorganization are to seek potential economies of scale and to eliminate certain costs associated with operating the Small Company Fund and the Micro-Cap Fund separately. We believe the Reorganization will benefit shareholders of the both the Small Company Fund and the Micro-Cap Fund.

    As a result of declining assets of the Small Company Fund, expense ratios for the Small Company Fund have been increasing. Moreover, since a new transfer agency fee arrangement that went into effect on January 1, 2002 subjects the Small Company Fund to a fixed minimum annual expense, the per share expenses of the Fund have increased significantly as a direct result of the Fund's small asset size. Without significant asset growth from sales of shares of the Small Company Fund, the Small Company Fund's expenses are expected to increase even further.


    MCM also believes that the Small Company Fund and the Micro-Cap Fund have compatible investment objectives, policies and strategies, as described in detail below. The Reorganization will result in combining the assets of these two Funds and consolidating their operations.

MCM believes that, given the Small Company Fund's steadily increasing expense ratios and the alternative of a very similar fund with better performance (without regard to each Fund's benchmark) available in the form of the Micro-Cap
     Fund, shareholders of the Small Company Fund will benefit from the Reorganization.



    Combining the assets of the Funds is intended to provide various benefits to shareholders of the Small Company Fund who become shareholders of the Micro-Cap Fund (as well as to existing and future investors of the Micro-Cap
    Fund). For example, the proposed Reorganization will enable shareholders of the Small Company Fund to enjoy the benefits of investing in a fund that has higher asset levels, which will result in the fixed and relatively fixed costs associated with operating the Small Company Fund (e.g., transfer agency, accounting and printing expenses) being spread over a larger asset base, thereby reducing per share expenses paid by shareholders of the Small Company Fund. In addition, it is anticipated that the current shareholders of the Micro-Cap Fund will benefit from the Reorganization because the additional assets from the Small Company Fund that will be aggregated with those of Micro-Cap Fund will help the Micro-Cap Fund achieve certain additional economies of scale. (See also the next question regarding operating expenses of the Funds.)


Q. HOW DO THE FEES PAID BY THE MICRO-CAP FUND COMPARE TO THOSE PAYABLE BY THE SMALL COMPANY FUND?

A. Although historically, the total per share operating expenses of the Micro-Cap Fund have been higher than those of the Small Company Fund, the current total per share operating expenses of the Micro-Cap Fund are lower than those of the Small Company Fund. Pro forma fee, expense and financial information are included for your reference in this Proxy Statement/Prospectus.

Q. WILL I HAVE TO PAY ANY SALES LOAD, COMMISSION OR OTHER TRANSACTIONAL FEE IN CONNECTION WITH THE REORGANIZATION?

A. No. The full value of your shares of the Small Company Fund will be exchanged for shares of the same class of the Micro-Cap Fund without any sales load, commission or other transactional fee being imposed. MCM will bear all of the expenses of both Funds in connection with the Reorganization, except for brokerage fees and brokerage expenses associated with the Reorganization.

SUMMARY COMPARISON OF FEES AND EXPENSES



     The following tables compare the fees and expenses of each class of the Small Company Fund and the Micro-Cap Fund and show the estimated fees and expenses for each class on a pro forma basis, giving effect to the proposed Reorganization. We have estimated these pro forma numbers based on information contained in the Annual Reports to Shareholders for the previous fiscal year for each class of shares for each Fund, with certain adjustments.


     The fee and expense information shown in the table below is organized as follows:


     - Column 1 reflects the fees and expenses of each class of the Small Company Fund as of June 30, 2004, restated to reflect (1) certain adjustments in the Fund's fees and expenses due to contractual changes in the administration and transfer agency fees, and (2) a decline in the level of assets of the Fund as of October 31, 2004.



     - Column 2 reflects the fees and expenses of each class of the Micro-Cap Fund as of June 30, 2004, restated to reflect certain adjustments in the Fund's fees and expenses due to contractual changes in the administration and transfer agency fees. No adjustment has been made to the fees and expenses of the Micro-Cap Fund to reflect the increase in the current level of assets of the Fund.



     - Column 3 reflects the pro forma fees and expenses as if the Reorganization had occurred as of June 30, 2004. This Column reflects the pro forma fees and expenses of each class of the combined Fund as of June 30, 2004, restated to reflect (1) certain adjustments in the Funds' fees and expenses due to contractual changes in the administration and transfer agency fees, (2) the asset level of the combined Micro-Cap Fund and Small Company Fund as of October 31, 2004, and (3) any other expected savings that may occur as a result of the Micro-Cap Fund and the Small Company Fund being combined in the Reorganization.


     Additional information regarding the performance of each of the Funds is contained in "Management's Discussion of Fund Performance and Financial Highlights" in this Proxy Statement/Prospectus.

                                      SMALL                  PRO FORMA
                                     COMPANY   MICRO-CAP   FOLLOWING THE
                                      FUND       FUND      REORGANIZATION
CLASS A SHARES                       -------   ---------   --------------
SHAREHOLDER FEES (FEES PAID
  DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed
  on Purchases (as a percentage of
  offering price)..................   5.50%(a)   5.50%(a)      5.50%(a)
Maximum Deferred Sales Charge
  (Load) (as a percentage of
  redemption proceeds).............    None(b)    None(b)       None(b)
Maximum Sales Charge (Load) Imposed
  on Reinvested Dividends..........    None       None          None
Redemption Fee.....................   2.00%(e)   2.00%(e)      2.00%(e)
Exchange Fee.......................    None       None          None
ANNUAL FUND OPERATING EXPENSES
  (EXPENSES THAT ARE DEDUCTED FROM
  FUND ASSETS) (AS A PERCENTAGE OF
  AVERAGE NET ASSETS)
Management Fee.....................   0.75%      1.00%         1.00%
Distribution and/or Service (12b-1)
  Fees.............................   0.25%      0.25%         0.25%
Other Expenses.....................   1.13%      0.55%         0.42%
Total Annual Fund Operating
  Expenses.........................   2.13%      1.80%         1.67%



                                      SMALL                  PRO FORMA
                                     COMPANY   MICRO-CAP   FOLLOWING THE
                                      FUND       FUND      REORGANIZATION
CLASS B SHARES                       -------   ---------   --------------
SHAREHOLDER FEES (FEES PAID
  DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed
  on Purchases (as a percentage of
  offering price)..................    None       None          None
Maximum Deferred Sales Charge
  (Load) (as a percentage of
  redemption proceeds).............   5.00%(c)   5.00%(c)      5.00%(c)
Maximum Sales Charge (Load) Imposed
  on Reinvested Dividends..........    None       None          None
Redemption Fee.....................   2.00%(e)   2.00%(e)      2.00%(e)
Exchange Fee.......................    None       None          None
ANNUAL FUND OPERATING EXPENSES
  (EXPENSES THAT ARE DEDUCTED FROM
  FUND ASSETS) (AS A PERCENTAGE OF
  AVERAGE NET ASSETS)
Management Fee.....................   0.75%      1.00%         1.00%
Distribution and/or Service (12b-1)
  Fees.............................   1.00%      1.00%         1.00%
Other Expenses.....................   1.13%      0.55%         0.42%
Total Annual Fund Operating
  Expenses.........................   2.88%      2.55%         2.42%

                                      SMALL                  PRO FORMA
                                     COMPANY   MICRO-CAP   FOLLOWING THE
                                      FUND       FUND      REORGANIZATION
CLASS C SHARES                       -------   ---------   --------------
SHAREHOLDER FEES (FEES PAID
  DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed
  on Purchases (as a percentage of
  offering price)..................    None       None          None
Maximum Deferred Sales Charge
  (Load) (as a percentage of
  redemption proceeds).............   1.00%(d)   1.00%(d)      1.00%(d)
Maximum Sales Charge (Load) Imposed
  on Reinvested Dividends..........    None       None          None
Redemption Fee.....................   2.00%(e)   2.00%(e)      2.00%(e)
Exchange Fee.......................    None       None          None
ANNUAL FUND OPERATING EXPENSES
  (EXPENSES THAT ARE DEDUCTED FROM
  FUND ASSETS) (AS A PERCENTAGE OF
  AVERAGE NET ASSETS)
Management Fee.....................   0.75%      1.00%         1.00%
Distribution and/or Service (12b-1)
  Fees.............................   1.00%      1.00%         1.00%
Other Expenses.....................   1.13%      0.55%         0.42%
Total Annual Fund Operating
  Expenses.........................   2.88%      2.55%         2.42%



                                      SMALL                  PRO FORMA
                                     COMPANY   MICRO-CAP   FOLLOWING THE
                                      FUND       FUND      REORGANIZATION
CLASS K SHARES                       -------   ---------   --------------
SHAREHOLDER FEES (FEES PAID
  DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed
  on Purchases (as a percentage of
  offering price)..................    None       None          None
Maximum Deferred Sales Charge
  (Load) (as a percentage of
  redemption proceeds).............    None       None          None
Maximum Sales Charge (Load) Imposed
  on Reinvested Dividends..........    None       None          None
Redemption Fee.....................   2.00%(e)   2.00%(e)      2.00%(e)
Exchange Fee.......................    None       None          None
ANNUAL FUND OPERATING EXPENSES
  (EXPENSES THAT ARE DEDUCTED FROM
  FUND ASSETS) (AS A PERCENTAGE OF
  AVERAGE NET ASSETS)
Management Fee.....................   0.75%      1.00%         1.00%
Non 12b-1 Service Plan Fees........   0.25%      0.25%         0.25%
Other Expenses.....................   1.13%      0.55%         0.42%
Total Annual Fund Operating
  Expenses.........................   2.13%      1.80%         1.67%

                                      SMALL                  PRO FORMA
                                     COMPANY   MICRO-CAP   FOLLOWING THE
                                      FUND       FUND      REORGANIZATION
CLASS Y SHARES                       -------   ---------   --------------
SHAREHOLDER FEES (FEES PAID
  DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed
  on Purchases (as a percentage of
  offering price)..................    None       None          None
Maximum Deferred Sales Charge
  (Load) (as a percentage of
  redemption proceeds).............    None       None          None
Maximum Sales Charge (Load) Imposed
  on Reinvested Dividends..........    None       None          None
Redemption Fee.....................   2.00%(e)   2.00%(e)      2.00%(e)
Exchange Fee.......................    None       None          None
ANNUAL FUND OPERATING EXPENSES
  (EXPENSES THAT ARE DEDUCTED FROM
  FUND ASSETS) (AS A PERCENTAGE OF
  AVERAGE NET ASSETS)
Management Fee.....................   0.75%      1.00%         1.00%
Distribution and/or Service (12b-1)
  Fees.............................   0.00%      0.00%         0.00%
Other Expenses.....................   1.13%      0.55%         0.42%
Total Annual Fund Operating
  Expenses.........................   1.88%      1.55%         1.42%


------------------------------------
(a) The sales charge declines as the amount invested increases.

(b) A contingent deferred sales charge (CDSC) is a one-time fee charged at the time of redemption. If you redeem within one year of purchase Class A shares that were purchased with no initial sales charge as part of an investment of $1 million or more, a 1% CDSC may apply upon redemption.

(c) The CDSC payable upon redemption of Class B shares declines over time.

(d) The CDSC applies to redemptions of Class C shares within one year of purchase.


(e) A short-term trading fee of 2% may be assessed on redemptions within 60 days of purchase of Class A, Class B, Class C, Class K or Class Y shares of the Fund. The short-term trading fee will not be assessed on accounts that are redeemed within the 60-day period because they do not meet the applicable account minimum or because the Fund is unable to verify an accountholder's identity within a reasonable time after the account is opened.

EXAMPLE


     The Example is intended to help you compare the cost of investing in each Fund and the Funds combined with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in each Fund for the time periods indicated, that your investment has a 5% return each year, and that all dividends and distributions are reinvested. The fees and expenses used to calculate the Example are based on the fees and expenses shown in the tables above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


Class A Shares


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $754     $1,180     $1,631      $2,877
MICRO-CAP FUND                          $723     $1,085     $1,471      $2,550
PRO FORMA: THE FUNDS COMBINED           $710     $1,048     $1,407      $2,417


Class B Shares Assuming You Sold Your Shares at the End of the Period


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $791     $1,192     $1,718      $3,027*
MICRO-CAP FUND                          $758     $1,093     $1,555      $2,702*
PRO FORMA: THE FUNDS COMBINED           $745     $1,055     $1,491      $2,571*


------------------------------------
* Reflects conversion of Class B shares to Class A shares (which pay lower ongoing expenses) of the Fund on the first business day of the month following the eighth anniversary of the issuance.

Class B Shares Assuming You Stayed in the Fund


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $291     $  892     $1,518      $3,027*
MICRO-CAP FUND                          $258     $  793     $1,355      $2,702*
PRO FORMA: THE FUNDS COMBINED           $245     $  755     $1,291      $2,571*


------------------------------------
* Reflects conversion of Class B shares to Class A shares (which pay lower ongoing expenses) of the Fund on the first business day of the month following the eighth anniversary of the issuance.

Class C Shares Assuming You Sold Your Shares at the End of the Period


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $391      $892      $1,518      $3,204
MICRO-CAP FUND                          $358      $793      $1,355      $2,885
PRO FORMA: THE FUNDS COMBINED           $345      $755      $1,291      $2,756


Class C Shares Assuming You Stayed in the Fund


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $291      $892      $1,518      $3,204
MICRO-CAP FUND                          $258      $793      $1,355      $2,885
PRO FORMA: THE FUNDS COMBINED           $245      $755      $1,291      $2,756


Class K Shares


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $216      $667      $1,144      $2,462
MICRO-CAP FUND                          $183      $566      $  975      $2,116
PRO FORMA: THE FUNDS COMBINED           $170      $526      $  907      $1,976


Class Y Shares


                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                       ------    -------    -------    --------
SMALL COMPANY FUND                      $191      $591      $1,016      $2,201
MICRO-CAP FUND                          $158      $490      $  845      $1,845
PRO FORMA: THE FUNDS COMBINED           $145      $449      $  776      $1,702


     Following the Reorganization and in the ordinary course of business, we expect that certain holdings of the Small Company Fund that are transferred to the Micro-Cap Fund in connection with the Reorganization may be sold. Such sales may result in additional transaction costs for the Micro-Cap Fund (which will not be assumed or paid by MCM) and will be a taxable event that will result in the realization of taxable gains or losses from such sales for the Micro-Cap Fund.


PURCHASE AND REDEMPTION PROCEDURES



     Purchases and redemptions of shares are subject to certain minimum investment requirements and charges, which are the same for both Funds. Waivers of charges applicable to the various classes of both the Small Company Fund and the Micro-Cap Fund may be available in certain types of transactions and to certain types of investors. For details on how to purchase or redeem shares of either Fund, see "How to Purchase, Sell and Exchange Shares -- Policies and Procedures for Your Investment."

meetings of the shareholders of either Fund may be called for any purpose deemed necessary or desirable upon the written request of the shareholders holding at least 10% of the outstanding shares of the applicable Fund entitled to vote at such meeting, provided that (1) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (2) the shareholders requesting such meeting shall have paid to the Trust the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary of the Trust shall determine and specify to such shareholders.


APPRAISAL RIGHTS


     Under the laws of the State of Delaware, shareholders of neither the Small Company Fund nor the Micro-Cap Fund have appraisal rights in connection with a combination or acquisition of the assets of another fund.


RISK FACTORS



     Because the Small Company Fund and the Micro-Cap Fund invest in similar types of securities, investment in these Funds involves similar investment risks. The risks involved with investment in these Funds include those risks that are generally associated with investing in smaller-capitalization equity securities, such as the fact that, as compared to larger companies, smaller companies have greater susceptibility to market downturns and more volatile prices and often have narrower markets and more limited managerial and financial resources. Given the Micro-Cap Fund's investments in micro-capitalization companies, the Micro-Cap Fund's portfolio may be more susceptible to these risks than the Small Company Fund's.



     There are differences in the investment policies and strategies of the Funds. As part of its principal investment strategies, the Small Company Fund may invest in exchange-traded funds ("ETFs") to manage cash. Although the Micro-Cap Fund may also invest in ETFs to manage cash, the use of ETFs is not a principal investment strategy of the Micro-Cap Fund. As part of the Micro-Cap Fund's principal investment strategies, the Micro-Cap Fund may (1) invest without limit in IPOs of micro-capitalization companies, and (2) write covered call options. Although the Small Company Fund may also invest in IPOs and use options, these are not principal investment strategies of the Small Company Fund. For more information, please see "Comparison of Investment Objectives and Policies" below.

CAPITALIZATION



     The following table shows the capitalization of the Small Company Fund and the Micro-Cap Fund as of December 8, 2004, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.



                                              AS OF DECEMBER 8, 2004
                            ----------------------------------------------------------
                               SMALL
                              COMPANY      MICRO-CAP                   PRO FORMA AFTER
CLASS A SHARES                 FUND           FUND       ADJUSTMENTS   REORGANIZATION
--------------              -----------   ------------   -----------   ---------------
Net Assets................  $6,046,052    $198,897,015    $ --         $204,943,067
Net asset value per
  share...................    $13.22         $38.70       $ --            $38.70
Shares outstanding........    457,284      5,139,123      (301,075)(a)   5,295,332



                                              AS OF DECEMBER 8, 2004
                            ----------------------------------------------------------
                               SMALL
                              COMPANY      MICRO-CAP                   PRO FORMA AFTER
CLASS B SHARES                 FUND           FUND       ADJUSTMENTS   REORGANIZATION
--------------              -----------   ------------   -----------   ---------------
Net Assets................  $2,014,937    $60,342,861     $ --          $62,357,798
Net asset value per
  share...................    $11.85         $36.46       $ --            $36.46
Shares outstanding........    170,105      1,654,957      (114,819)(a)    1,710,243



                                              AS OF DECEMBER 8, 2004
                            ----------------------------------------------------------
                               SMALL
                              COMPANY      MICRO-CAP                   PRO FORMA AFTER
CLASS C SHARES                 FUND           FUND       ADJUSTMENTS   REORGANIZATION
--------------              -----------   ------------   -----------   ---------------
Net Assets................  $1,408,539    $64,118,899     $--           $65,527,438
Net asset value per
  share...................    $12.04         $36.47       $--             $36.47
Shares outstanding........    116,997      1,758,091      (78,372)(a)    1,796,715



                                              AS OF DECEMBER 8, 2004
                            ----------------------------------------------------------
                               SMALL
                              COMPANY      MICRO-CAP                   PRO FORMA AFTER
CLASS K SHARES                 FUND           FUND       ADJUSTMENTS   REORGANIZATION
--------------              -----------   ------------   -----------   ---------------
Net Assets................  $3,939,009     $5,918,488     $ --          $9,857,497
Net asset value per
  share...................    $13.01         $38.71       $ --            $38.71
Shares outstanding........    302,691       152,874       (200,934)(a)    254,631



                                              AS OF DECEMBER 8, 2004
                            ----------------------------------------------------------
                               SMALL
                              COMPANY      MICRO-CAP                   PRO FORMA AFTER
CLASS R SHARES                FUND(B)         FUND       ADJUSTMENTS   REORGANIZATION
--------------              -----------   ------------   -----------   ---------------
Net Assets................      $--         $795,457      $--            $795,457
Net asset value per
  share...................      $--          $38.68       $--             $38.68
Shares outstanding........       --          20,565        --    (a)      20,565

                                              AS OF DECEMBER 8, 2004
                           -------------------------------------------------------------
                               SMALL
                              COMPANY        MICRO-CAP                   PRO FORMA AFTER
CLASS Y SHARES                 FUND            FUND        ADJUSTMENTS   REORGANIZATION
--------------             -------------   -------------   -----------   ---------------
Net Assets...............  $20,801,012     $12,688,209     $   --         $33,489,221
Net asset value per
  share..................  $   13.44       $   39.46       $   --         $  39.46
Shares outstanding.......    1,547,329        321,560      (1,020,187)(a)    848,702


------------------------------------
(a) Adjustment to reflect the issuance of Munder Micro-Cap Equity Fund shares in exchange for shares of Munder Small Company Growth Fund in connection with the proposed reorganization.


(b) The Small Company Fund does not offer Class R Shares.


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     The following discussion comparing investment objectives, policies and restrictions of the Small Company Fund and the Micro-Cap Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions sections of the prospectuses of the Small Company Fund and the Micro-Cap Fund, each dated October 31, 2004, with respect to all classes of shares.


INVESTMENT OBJECTIVES OF EACH FUND


     The investment objective of the Small Company Fund is to provide long-term capital appreciation. The investment objective of the Micro-Cap Fund is to provide capital appreciation.


PRIMARY INVESTMENTS OF EACH FUND



SMALL COMPANY FUND.



     The Small Company Fund pursues its goal by investing, under normal circumstances, at least 80% of its assets in equity securities (i.e., common stocks, preferred stocks, convertible securities, rights and warrants) of small-capitalization companies, which are those companies with a market capitalization within the range of companies included in the Russell 2000 Index. As of October 31, 2004, such capitalizations are approximately between $49 million and $2.9 billion, which is less than the market capitalization of typical S&P 500 companies.



     The Small Company Fund focuses on domestic and, to a lesser extent, foreign growth-oriented smaller companies in order to seek to provide investors with potentially higher returns than a fund that invests primarily in larger, more established companies. Since smaller capitalization companies are generally not as well-known to investors and have less of an statements to you. Brokers, financial intermediaries and other financial institutions are responsible for transmitting orders and payments for their customers on a timely basis.


     - Normally we send redemption amounts to you on the next business day (but not more than seven days) after we receive your request in proper form, except as described below in the case of shares purchased by check.


     - We may hold redemption amounts from the sale of shares you purchased by check until the purchase check has cleared, which may be as long as 15 days.


FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES



     The Munder Funds are not intended to serve as vehicles for short-term trading. By realizing profits through short-term trading, investors that engage in rapid purchases and sales or exchanges of a Fund's shares dilute the value of shares held by long-term investors. Volatility resulting from excessive purchases and sales or exchanges of a Fund's shares, especially involving large dollar amounts, may disrupt efficient portfolio management. In particular, a Fund may have difficulty implementing its long-term investment strategies if it is forced to maintain a higher level of its assets in cash to accommodate significant short-term trading activity resulting from market timing. Excessive purchases and sales or exchanges of a Fund's shares may force the Fund to sell portfolio securities at inopportune times to raise cash to accommodate short-term trading activity, which could cause the Fund to incur increased brokerage costs and to realize taxable capital gains without attaining any investment advantage. Similarly, the Fund may bear increased administrative costs due to asset level volatility and investment volatility that is associated with patterns of excessive short-term trading activity. These increased costs are borne by all Fund shareholders, including long-term investors who do not cause such costs to be incurred. All of these factors may adversely affect Fund performance.



     The Board of Trustees of the Munder Funds has adopted policies and procedures to discourage and take reasonable steps to prevent or minimize, to the extent deemed reasonable and practicable, frequent purchases and redemptions of shares of the Munder Funds. Pursuant to these policies and procedures, each Fund reserves the right to refuse any purchase or exchange request that they believe could adversely affect the Fund or its operations, including purchase or exchange requests from any individual, group or account who, in the Fund's view, is likely to engage in excessive trading, or any order that may be viewed as market-timing activity. If a Fund refuses a purchase or exchange request from a shareholder and that shareholder deems it necessary to redeem his or her account in the Fund, any CDSC that is applicable to such redemption transaction, as described in the Fund's prospectus, will be assessed against those redemption proceeds.



     The Funds also may limit the number of "round trip" exchanges an investor may make into and out of any Fund in order to discourage excessive short-term trading activities. Exchanges of shares of the Munder Money Market Funds are exempt from this policy. The Funds may suspend or terminate telephone or internet exchange and/or redemption privileges on accounts identified as engaging in excessive short-term trading or market timing activity or may impose a fee for the use of such services. In addition, each Fund may impose a short-term redemption fee. Please see the section "POLICIES FOR REDEEMING
SHARES -- Short-Term Trading Fee" for more information regarding this fee.



     Although the Funds use a variety of methods to detect and deter excessive trading or market timing, the Funds cannot always know or reasonably detect such trading, particularly if it is facilitated by authorized financial intermediaries or done through omnibus account arrangements. In addition, monitoring and discouraging market timing and excessive trading may require the cooperation of financial intermediaries, which cannot necessarily be assured. Finally, it is important to recognize that "market timing" and "excessive trading" are not clearly defined terms under applicable law. Consequently, trading activities that may not be considered by the management of the Munder Funds to be excessive or market timing could be interpreted differently by others.



SHAREHOLDER PRIVILEGES


REINSTATEMENT PRIVILEGE

     For 60 days after you sell Class A, Class B or Class C shares of any Munder Fund, you may reinvest your redemption proceeds in Class A shares of any Munder Fund at net asset value (without paying a sales charge). You may use this privilege once in any given twelve-month period with respect to your shares of a Fund. You, your broker or your financial intermediary must notify the Funds at the time of reinvestment in order to eliminate the sales charge on your reinvestment.

                                        67